

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 11, 2006

Dan L. Batrack
Chief Executive Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

> **Re: Tetra Tech, Inc.**
> **Form 10-K for the Fiscal Year Ended October 2, 2005**
> **Filed December 16, 2005**
> **File No. 0-19655**

Dear Mr. Batrack:

We have reviewed the financial statements and related disclosures in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 2, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3 of Exhibit 13

1. There is a concern that investors may have been surprised by the $105 million goodwill impairment charge. In this regard, we note the significant impact on share price when the charge was announced on March 29, 2005. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the

Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

In reading the company's prior disclosures, it is not clear whether the implications of adverse events impacting the infrastructure segment were fully disclosed. For example, in the Form 10-K filed on January 3, 2005, the decline in the infrastructure segment's profit margins were attributed to conditions that were characterized as temporary such as "delays for school, water and transit infrastructure projects," "overcapacity in anticipation of projects that were delayed," and "poor project management." Specifically, consolidation and restructuring activities were disclosed together with an assessment that "We believe that our emphasis on project and contract management and on cost control will help us improve our margins. However, we do not expect recovery in the civil infrastructure area until the second half of fiscal 2005." An assessment on segment results was provided in the disclosure that "we expect to show signs of improvement in the second half of 2005." In the January 2, 2005 Form 10-Q filed on February 11, 2005, the MD&A section again attributed the decline in segment profit margins to "delays" in spending by state and local governments and to "delays" in capital spending by commercial clients. An overall increase in segment revenue was addressed in the disclosure that "The decline in our commercial and state and local government business was more than offset by the increase in our federal systems support and security work." The expected positive impact of the restructuring and consolidation activities on segment results was addressed in the disclosure that "We continued actions to reduce capacity in the first quarter of fiscal 2005, and we expect to show profit margin improvement in the second half of fiscal 2005." Consequently, the $105 million charge announced the following month may have been unexpected. Please clarify for us why there was apparently no specific, prior disclosure regarding a material uncertainty over the recoverability of the infrastructure goodwill asset. Describe the specific factors considered by management at February 11, 2005 in assessing the likelihood of a future goodwill impairment.

2. There is a concern about whether the existing disclosures fully explain the goodwill impairment charge. The MD&A section of the October 2, 2005 Form 10-K contains one sentence attributing the impairment to: significantly lower than expected operating results; a substantial loss in the infrastructure segment; and downward adjustment in forecasted future operating income and cash flows. Given that the impairment charge eliminated approximately 25% of the company's stockholders equity balance, substantive and informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the loss. In this regard, we note the requirements

of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, such disclosure should clarify the following issues:

- What specific events occurred in the April 3, 2005 quarter to trigger the SFAS 142 impairment test? Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.
- How is the downward adjustment in forecasted cash flows consistent with the company's recurring disclosures that segment profit margins were expected to improve by the end of the fiscal year? Even in the period of the charge, MD&A included statements that infrastructure segment margins were expected to improve in the second half of the fiscal year. And, it appears that management's expectations were actualized in the quarters following the impairment charge.
- How are the revised forecasts consistent with the historical infrastructure segment disclosures? The SFAS 131 data reflected a 17% increase in net revenue for the infrastructure segment and an $18.4 million segment operating profit for the year ended October 3, 2004. The segment also generated $4.1 million of operating income in the quarter immediately preceding the charge. The $8.3 million segment loss (excluding the impairment charge) in the quarter ended April 3, 2005 appears significantly disproportionate to the quarterly results in the periods before and after the charge and was partially attributed to "contract losses recognized in the second quarter of fiscal 2005." Based on the infrastructure segment operating results reported in the April 3, 2005 Form 10-Q and in the prior filings, it is not obvious why $105 million of goodwill was found to be impaired.
- How are the revised forecasts consistent with the company's significant positive operating cash flows in the periods ended October 2, 2005 and April 3, 2005 and with the $1 billion of funded backlog maintained throughout the period?
- What were the significant, critical accounting assumptions that differed between the impairment tests conducted at July 1, 2004 and at April 3, 2005? What was the basis for the changes in these assumptions? Quantify the material growth rate, discount rate, and historical and forecast cash flow measures that supported the infrastructure segment goodwill impairment tests done at each date. In this regard, we note the disclosure that the company's three SFAS 142 reporting units are identical to the company's three operating segments.
- What were the specific business acquisitions for which the goodwill was written-off?

Please provide these disclosures in an amendment to the October 2, 2005 Form 10-K or clarify for us why management believes its disclosures are fully compliant with the authoritative guidance cited above.

3. In order for us to better understand the company's accounting in this area, please provide us with the SFAS 142 impairment tests performed at July 1, 2004, April 3, 2005, and July 1, 2005. Please provide an explanation for the material assumptions therein. If there is a significant disparity between the forecast data and the comparable historical data in the company's filings, then please provide reconciling information. Please also provide the calculations supporting the $105 million impairment. Compliance with the guidance in Appendix E to SFAS 142 should be clearly evident.

4. Please tell us whether the company's SFAS 142 forecasts at July 1, 2004, April 3, 2005, and July 1, 2005 are consistent with other forward-looking information prepared by the company, such as that used for internal budgets, incentive compensation, discussions with lenders or third parties, and/or reporting to management or the board of directors. See the analogous guidance in SAB Topic 5:CC.

5. Please explain to us how management determined that the company's SFAS 142 reporting units were the same as the three segments reported under SFAS 131. In this regard, we note disclosures in MD&A that appear to distinguish between the profitability of certain businesses within each reportable segment. Please also provide us with copies of all relevant CODM reports for the years ended October 3, 2004 and October 2, 2005. In this regard, see paragraph 10 of SFAS 131.

6. There are various references in MD&A to consolidation, realignment, workforce reductions, and other restructuring activities. It appears that the costs associated with these activities have been material. In an amendment to the October 5, 2005 Form 10-K, please provide the complete disclosures required by SAB Topic 5:P.4. For example, please disclose the extent to which the restructuring activities are expected to result in revenue declines and cost savings. Also, given that the restructuring activities began in the third quarter of fiscal 2004, please disclose whether the expected cost savings were actually realized and whether there have been material changes to the plan. The total dollar amount of restructuring costs should be disclosed for each period. If the dollar amount is considered immaterial, then quantify such assessment in your response letter.

7. Please describe for us the circumstances that precipitated the $18.4 million increase in bad debt expense for fiscal 2005. The charge, referenced in Schedule II, appears material to the resource management segment's reported income. Quantify the loss resulting from the contract change orders referenced on page 23.

<u>Form 10-Q for the Fiscal Quarter Ended January 1, 2006</u>

8. We note that the $33.8 million income taxes receivable asset exceeds 10% of total equity. It appears that this receivable balance has not changed in three years. Please provide us with the following information regarding this receivable:
    - The fiscal quarter in which the receivable was first recorded;
    - An explanation as to how the receivable originated;
    - An explanation as to why you believe this asset is recoverable;
    - An explanation as to why the receivable has not been collected; and
    - A summary of the communication between you and the IRS regarding this receivable.

9. The disclosure on page 24 identifies the Credit Agreement as an expected source of short-term liquidity. The April 3, 2005 Form 10-Q states that the maximum leverage ratio permitted under the Credit Agreement is being ratably <u>reduced</u> commencing April 2, 2006. However, we note that long-term obligations have <u>increased</u> 14% between October 2, 2005 and January 1, 2006. Given the materiality of the Credit Agreement to your liquidity, and in light of the company's prior inability to comply with this debt covenant, it appears that more information should be provided so readers can better assess the company's ability to sustain compliance. In future filings, please disclose the company's actual leverage ratio on the Balance Sheet date and also disclose the maximum leverage ratios that must be met over the succeeding 12 months. Also, please provide similar information regarding the minimum net worth financial debt covenant. See Section 501.03 of the Financial Reporting Codification.

*   *   *   *

Please respond to these comments within 10 business days or tell us by then when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Dan L. Batrack
Tetra Tech, Inc.
April 11, 2006
Page 6

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief